1035 Park Avenue Suite 7B New York NY 10028 (646) 827-9362

Pulmo BioTech Inc.

March 25, 2009

Mary Beth Breslin, Esq.

Mail Stop 3030

Senior Attorney

Securities and Exchange Commission

Washington, D.C. 20549

Re: Pulmo BioTech Inc. - File No. 0-50678

Form 10-KSB for the Year Ended December 31, 2007 Filed April 4, 2008, Form 10-KT for the Transition Period from January 1, 2009 to March 31, 2009 Filed July 15, 2008, Form 10-K/A for the Transition Period from January 1, 2009 to March 31, 2009 Filed March 5, 2009

Dear Ms. Breslin:

By fax dated March 23, 2009, Pulmo BioTech Inc., a Delaware corporation (the "Company"), received a comment letter signed by you with respect to the above captioned filings. After reviewing your letter and the provisions you cited therein, we agree with your analysis and will ensure that all future filings of the Company correct the deficiencies referred to in paragraphs 1 and 2 of your comment letter.

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in each filing with the Commission; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and (iv) the Company is aware that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in its review of the Company's filing or in response to such Division's comments on the Company's filing.

Very truly yours,

Pulmo BioTech Inc.

By:	/s/Garry McCann
Garry McCann
President and Chief Executive Officer